				Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	1999	2000	2001	2002	2003

Fixed charges, as defined:
Total Interest	$147,982	$118,519	$138,018	$76,639	$64,620
Interest applicable to rentals	3,871	5,753	4,458	3,250	3,793

Total fixed charges, as defined	$151,853	$124,272	$142,476	$79,889	$68,413

Earnings as defined:
Net Income	$82,375	$93,745	$116,355	$103,352	$106,003
Add:
Provision for income taxes:
Total	53,851	81,263	43,761	76,177	75,845
Fixed charges as above	151,853	124,272	142,476	79,889	68,413

Total earnings, as defined	$288,079	$299,280	$302,592	$259,418	$250,261

Ratio of earnings to fixed charges, as defined	1.90	2.41	2.12	3.25	3.66